December 2, 2011

Richard Pfordte, Branch Chief, Division of Investment Management

Valerie J. Lithotomos, Senior Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) Registration Statement on Form N-2 (File Nos. 333-172947; 811-22534) (the “Registration Statement”)

Dear Mr. Pfordte and Ms. Lithotomos:

The Fund hereby requests that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 9:00 a.m. on December 5, 2011, or as soon thereafter as reasonably practicable.

The Fund hereby acknowledges that:

1. Should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with regard to Registration Statement;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this Registration Statement; and

3. The Fund may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to call me at (212) 294-2643.

Sincerely,
Winston & Strawn LLP, on behalf of the Fund

/s/ Alan S. Hoffman
Alan S. Hoffman